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                            December 22, 2021

       Patrick C. Eilers
       Chief Executive Officer
       Power & Digital Infrastructure Acquisition Corp.
       321 North Clark Street, Suite 2440
       Chicago, IL 60654

                                                        Re: Power & Digital
Infrastructure Acquisition Corp.
                                                            Amendment No. 4 to
Registration Statement on Form S-4
                                                            Filed December 10,
2021
                                                            File No. 333-258720

       Dear Mr. Eilers:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 2, 2021 letter.

       Amendment No. 4 to Form S-4 filed on December 10, 2021

       Core Scientific Holding Co.
       Notes to Unaudited Consolidated Financial Statements
       3. Summary of Significant Accounting Policies
       Fair Value Measurements, page F-108

   1. We note your response to comment 2 and your disclosures on page F-110 regarding the effects of unobservable
inputs "in isolation" in connection with fair value measurement of convertible notes
and reissue our comment in part. Please additionally disclose:
                                                            the
interrelationships among unobservable inputs and how they might magnify or mitigate the effect
of changes in such unobservable inputs on Level 3 fair value measurement. Refer
to ASC 820-10-50-2(g).
 Patrick C. Eilers
Power & Digital Infrastructure Acquisition Corp.
December 22, 2021
Page 2
             the weighted average for the range of values of significant unobservable inputs used to develop Level 3 fair value measurement. Refer to ASC 820-10-50-2(bbb)(2); and
             the nature of the payment in kind interest (PIK), whether it constitutes additional notes that have identical terms as the outstanding notes or other securities.
2. For fair value measurement purposes, please disclose your unit of account for Unsecured
      Convertible Notes. It is unclear why you disclose on page F-109 that Level 3 financial instruments included only certain of the same series of unsecured convertible notes issued during the same time frame (August and early September 2021). We also note that the time lapse between the issue date and the reporting date for Level 2 and Level 3
      Unsecured Convertible Notes issued in August and September 2021 and Level
2
      Unsecured Convertible notes issued late September 2021 was not significant.
3. We note your presentation of convertible notes in the aggregate on pages F-109 and F-
      110. Please revise to disaggregate such notes based on their respective units of account or class.
       You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or
Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Kathleen Krebs,
Special Counsel, at (202) 551-3350 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                           Sincerely,
FirstName LastNamePatrick C. Eilers
                                                       Division of Corporation
Finance
Comapany NamePower & Digital Infrastructure Acquisition Corp.
                                                       Office of Technology
December 22, 2021 Page 2
cc:       Debbie Yee, Esq.
FirstName LastName